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                          December 9, 2020

       Jeffrey Peck
       Chief Executive Officer
       The Peck Company Holdings, Inc.
       4050 Williston Road, #511
       South Burlington, VT 05403

                                                        Re: The Peck Company
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 4,
2020
                                                            File No. 333-251154

       Dear Mr. Peck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              H. Kenneth Merritt,
Jr., Esq.